SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28933; File No. 812-13628]

Charles Schwab Investment Management, Inc., et al.; Notice of Application

September 28, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of
the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under
section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and
12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) certain open-
end management investment companies and their series to issue shares ("Shares") that
can be redeemed only in large aggregations ("Creation Units"); (b) secondary market
transactions in Shares to occur at negotiated prices; (c) certain series to pay redemption
proceeds, under certain circumstances, more than seven days after the tender of Shares
for redemption; (d) certain affiliated persons of the series to deposit securities into, and
receive securities from, the series in connection with the purchase and redemption of
Creation Units; and (e) certain registered management investment companies and unit
investment trusts outside of the same group of investment companies as the series to
acquire Shares.

Applicants: Schwab Strategic Trust ("Trust") and Charles Schwab Investment
Management, Inc. ("Adviser").

Filing Dates: The application was filed on January 30, 2009, and amended on June 30, 2009, and September 25, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 22, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Charles Schwab Investment Management, Inc., 101 Montgomery Street, SF120 KNY-14-101, San Francisco, CA 94104.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel at (202) 551-6868, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust is registered as an open-end management investment company that will offer multiple series and is organized as a Delaware statutory trust. The Trust will initially offer Shares of eight series (the "Initial Funds").[1] Applicants request that the order apply to any future series of the Trust or of other open-end management companies, advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser, that comply with the terms and conditions of this application whose performance will closely correspond to the price and yield performance of securities indices (collectively with the Initial Funds, the "Funds").[2]

2.   The Adviser or an entity controlling, controlled by or under common control with the Adviser will serve as the investment adviser to the Funds. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). In the future, the Adviser may enter into sub-advisory agreements with one or more additional investment advisers to act as subadvisers to Funds ("Subadvisers"). Any Subadviser will be registered under the Advisers Act. A broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") will act as distributor and the principal underwriter of the Funds (a "Distributor"). The Distributor will not be affiliated with the Adviser or a national securities exchange as defined in section 2(a)(26) of the Act ("Exchange").

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[1]   The Initial Funds are the: Schwab U.S. Broad Market ETF^{TM}, Schwab U.S. Large-Cap ETF^{TM}, Schwab U.S. Large-Cap Growth ETF^{TM}, Schwab U.S. Large-Cap Value ETF^{TM}, Schwab U.S. Small-Cap ETF^{TM} (collectively, the "Domestic Initial Funds"), Schwab International Equity ETF^{TM}, Schwab International Small-Cap Equity ETF^{TM} and Schwab Emerging Markets Equity ETF^{TM}.

[2]   All entities that intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in the Funds and not in any other registered investment company.

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3.   Each Fund will consist of a portfolio of securities and other instruments ("Portfolio Securities") selected to correspond to the price and yield performance of a specified securities index (each securities index is an "Underlying Index").[3] Certain of the Funds may invest in equity securities or fixed income securities traded in foreign markets and seek investment results that closely correspond to the price and yield performance of Underlying Indices whose component securities include such securities ("International Funds"). No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter, the Adviser, a Subadviser, or a Distributor.[4]

4.   The investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance of its Underlying Index.[5] The value of an Underlying Index will be updated at regular intervals throughout the trading day. For Domestic Initial Funds, the Underlying Index value will be disseminated every 15 seconds, and for International Funds the underlying index value

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[3]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") and depositary receipts representing such securities. "Depositary Receipts" will typically be American Depositary Receipts, but may also include Global Depositary Receipts and European Depositary Receipts. Each Fund also may invest up to 20% of its assets in futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Underlying Index, but which the Adviser or Subadviser believes will help the Fund track its Underlying Index.

[4]   The Index Providers to the Initial Funds are Dow Jones & Company, the Financial Times Limited and the London Exchange plc.

[5]   The Underlying Indices for the Initial Funds are the: Dow Jones U.S. Broad Stock Market Index [SM], Dow Jones U.S. Large-Cap Total Stock Market Index [SM], Dow Jones U.S. Large-Cap Growth Total Stock Market Index [SM], Dow Jones U.S. Large-Cap Value Total Stock Market Index [SM], Dow Jones U.S. Small-Cap Total Stock Market Index [SM], FTSE Developed ex-US Index, FTSE Developed Small Cap ex-US Liquid Index and FTSE All-Emerging Index.

will be disseminated every 60 seconds throughout the trading day. Each Fund's

prospectus ("Prospectus") will indicate whether the Fund will follow a replication or

representative sampling strategy.[6] A Fund using a replication strategy will invest in

substantially all of the securities comprising its Underlying Index in the same

approximate proportions as in the Underlying Index. In certain circumstances, such as

when there are practical difficulties or substantial costs involved in compiling an entire

Underlying Index or when a Component Security of an Underlying Index is illiquid, a

Fund may use a representative sampling strategy pursuant to which it will invest in some,

but not all of the Component Securities of its Underlying Index.[7] Applicants expect that

each Fund will have a tracking error relative to the performance of its Underlying Index

of no more than 5 percent.

     5.   The initial price of Shares is expected to range between $25 and $100, and

the initial price of Creation Units is expected to range from $625,000 to $10,000,000.

Creation Units will be aggregations of least 25,000 Shares. Orders to purchase Creation

Units must be placed with the Distributor, by or through a party that has entered into an

agreement with the Distributor ("Authorized Participant"). The Distributor will be

responsible for transmitting the orders to the Funds. An Authorized Participant must be

either: (a) a broker-dealer or other participant in the continuous net settlement system of

the National Securities Clearing Corporation, a clearing agency registered with the

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[6]   All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

[7]   Using the sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund's portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund's Underlying Index, taken in its entirety.

Commission, or (b) a participant in the Depository Trust Company ("DTC," and such participant, "DTC Participant"). Shares of each Fund generally will be sold in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of securities designated by the Adviser (the "Deposit Securities"), together with the deposit or refund of a specified cash payment ("Cash Component"). The Cash Component is an amount equal to the difference between, if any, (a) the net asset value ("NAV") (per Creation Unit) of a Fund and (b) the market value (per Creation Unit) of the Deposit Securities.[8] Each Fund may permit or require, under certain circumstances, an in-kind purchaser of Creation Units to substitute cash in lieu of depositing some or all of the Deposit Securities if the Adviser believes such method would substantially minimize the Fund's transactional costs or would enhance the Fund's operational efficiencies.[9]

6.   An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[10] The Transaction Fees relevant to each Fund and the method of

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[8]   Each Fund will sell and redeem Creation Units on each day that a Fund is open, which includes any day that a Fund is required to be open under Section 22(e) of the Act ("Business Day"). Each Business Day, prior to the opening of trading on the Exchange, the list of names and amount of each security constituting the current Deposit Securities and the Cash Component will be made available. Any Exchange on which Shares are listed will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component.

[9]   When a rebalancing of a Fund's portfolio is required, the Adviser might prefer to receive cash rather than in-kind stocks so that the Fund may avoid transaction costs involved in liquidating part of its portfolio to achieve the rebalancing. Additionally, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges for an International Fund to operate exclusively on an in-kind basis.

[10]   Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities including operational processing and brokerage costs, and part or all of the spread between the bid and the offer side of the market.

calculating these Transaction Fees, which will be the same for purchase and redemption transactions, will be fully disclosed in the Prospectus of such Fund or statement of additional information ("SAI"). The Distributor will be responsible for delivering the Fund's Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

7.   Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded on an Exchange. It is expected that one or more member firms of an Exchange on which the Shares are listed will be designated to act as a specialist or a market maker and maintain a market for Shares trading on such Exchange. Prices of Shares trading on an Exchange will be based on the current bid/ask market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

8.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. A specialist or market maker, in providing a fair and orderly secondary market for the Shares, also may purchase Creation Units for use in its market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[11] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their NAV, which

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[11]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares..

should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

9.   Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit generally will receive (a) a particular portfolio of securities designated to be delivered for Creation Unit redemptions ("Fund Securities") on the Business Day that the request for redemption is submitted[12] and (b) a "Cash Redemption Amount," consisting of an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities. An investor may receive the cash equivalent of a Fund Security in certain circumstances, such as if the investor is constrained from effecting transactions in the security by regulation or policy.

10.   Neither the Trust nor any Fund will be marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation

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[12]   As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to a Fund's portfolio, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day. A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.

Units only. The same approach will be followed in the Prospectus, SAI, shareholder reports and any marketing or advertising materials. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any

provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust or a Fund to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants state that because Creation Units may always be purchased and redeemed at NAV, the market price of the Shares should not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's Prospectus, and not at a price

based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) assure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve a Fund as a party and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions of Creation Units of the International Funds is contingent not only on the settlement cycle of the United States securities markets, but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Securities held by the International Funds. Applicants state that in certain circumstances delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve calendar days for certain International Funds. Applicants request relief under section 6(c) of the Act from section 22(e) to allow the International Funds to pay redemption proceeds up to twelve calendar days after a redemption request is received and in proper form. Except as disclosed in the relevant International Fund's Prospectus and/or SAI, applicants expect that each International Fund will be able to deliver redemption proceeds within seven days.[13]

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will disclose those local holidays in a given year that are expected to prevent the delivery of redemption proceeds in seven

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[13]   Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations applicants may have under Rule 15c6-1.

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calendar days, and the maximum number of days, up to twelve calendar days, needed to deliver the proceeds for the relevant International Fund. Applicants are not seeking relief from section 22(e) with respect to International Funds that do not effect redemptions of Creation Units in-kind.

Section 12(d)(1)

9. Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10. Applicants request an exemption to permit management investment companies and unit investment trusts registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds and that have entered into a participation agreement with a Fund (such agreement, a "FOF Participation Agreement," such management investment companies, the "Investing Management Companies," such

unit investment trusts, the "Investing Trusts," and the Investing Trusts, together with the

Investing Management Companies, the "Investing Funds") to acquire shares of a Fund

beyond the limits of section 12(d)(1)(A). Investing Funds do not include the Funds. In

addition, applicants seek relief to permit the Funds, the Distributor and any other broker

or dealer that is registered under the Exchange Act to sell Shares to an Investing Fund in

excess of the limits of section 12(d)(1)(B).

11.   Each Investing Management Company will be advised by an investment

adviser within the meaning of section 2(a)(20)(A) of the Act (the "Investing Fund

Adviser") and may be subadvised by one or more investment advisers within the meaning

of section 2(a)(20)(B) of the Act (each an "Investing Fund Subadviser"). Each Investing

Fund Adviser and any Investing Fund Subadviser will be registered under the Advisers

Act. Each Investing Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief

adequately address the concerns underlying the limits in sections 12(d)(1)(A) and (B),

which include concerns about undue influence by a fund of funds over underlying funds,

excessive layering of fees and overly complex fund structures. Applicants believe that

the requested exemption is consistent with the public interest and the protection of

investors.

13.   Applicants believe that neither the Investing Funds nor an Investing Fund

Affiliate would be able to exert undue influence over the Funds.[14] To limit the control

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[14]   An "Investing Fund Affiliate" is an Investing Fund Adviser, Investing Fund Subadviser, Sponsor,
promoter, and principal underwriter of an Investing Fund, and any person controlling, controlled by, or
under common control with any of these entities. A "Fund Affiliate" is an investment adviser, promoter, or
principal underwriter of a Fund and any person controlling, controlled by or under common control with
any of these entities.

that an Investing Fund may have over a Fund, applicants propose a condition prohibiting an Investing Fund Adviser or a Sponsor, any person controlling, controlled by, or under common control with an Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by an Investing Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with an Investing Fund Adviser or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser ("Investing Fund's Subadvisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer,

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director, member of an advisory board, Investing Fund Adviser, Investing Fund

Subadviser, employee, or Sponsor is an affiliated person (except that any person whose

relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting

Affiliate).

14.   Applicants assert that several proposed conditions address any concerns

regarding excessive layering of fees. The board of directors or trustees of any Investing

Management Company, including a majority of the directors or trustees who are not

"interested persons" within the meaning of section 2(a)(19) of the Act ("independent

directors or trustees"), will be required to find that the advisory fees charged to the

Investing Management Company are based on services provided that will be in addition

to, rather than duplicative of, services provided under the advisory contract(s) of any

Fund in which the Investing Management Company may invest. In addition, except as

provided in condition B.5, an Investing Fund Adviser or a trustee of an Investing Fund

("Trustee") or Sponsor of an Investing Trust will, as applicable, waive fees otherwise

payable to it by the Investing Fund in an amount at least equal to any compensation

(including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under

the Act) received by the Investing Fund Adviser or Trustee or Sponsor or an affiliated

person of the Investing Fund Adviser, Trustee or Sponsor, from the Fund in connection

with the investment by the Investing Fund in the Fund. Applicants state that any sales

loads or service fees charged with respect to shares of an Investing Fund will not exceed

the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the National

Association of Securities Dealers ("NASD").[15]

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[15]   Any references to NASD Conduct Rule 2830 include any successor or replacement Rule to NASD
Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

15.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund will acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act. To ensure that Investing Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Investing Fund that intends to invest in a Fund in reliance on the requested order will enter into a FOF Participation Agreement requiring the Investing Fund to adhere to the terms and conditions of the requested order. The FOF Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company.

16.   Applicants also note that a Fund may choose to reject a direct purchase of in Creation Units by an Investing Fund. To the extent that a Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A).

<u>Sections 17(a)(1) and (2) of the Act</u>

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("Second-Tier Affiliate"), from selling any security to or purchasing any security from the company. section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose

outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

18.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons of the Fund or Second-Tier Affiliates solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of the Trust or one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more other registered investment companies (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with Adviser.

19.   Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from purchasing or redeeming Creation Units through "in-kind" transactions. The composition of the basket of securities and cash for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchasers and redeemers. Deposit Securities and Fund Securities will be valued in the same manner as Portfolio Securities. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or Second-Tier Affiliates, of a Fund to effect a transaction detrimental to other holders of

Shares. Applicants also believe that in-kind purchases and redemptions will not result in

self-dealing or overreaching of the Fund.

20.	Applicants also seek relief from section 17(a) to permit a Fund that is an

affiliated person of an Investing Fund to sell its Shares to and redeem its Shares from an

Investing Fund, and to engage in the accompanying in-kind transactions with the

Investing Fund.[16] Applicants state that the terms of the transactions are fair and

reasonable and do not involve overreaching. Applicants note that any consideration paid

by an Investing Fund for the purchase or redemption of Shares directly from a Fund will

be based on the NAV of the Shares.[17] Applicants believe that any proposed transactions

directly between the Funds and Investing Funds will be consistent with the policies of

each Investing Fund. The proposed transactions will comply with the investment

restrictions of the Investing Fund and be consistent with its investment policies as set

forth in its registration statement. The FOF Participation Agreement will require any

Investing Fund that relies on the relief to purchase Shares directly from a Fund to

represent that its purchases are permitted under its investment restrictions and consistent

with the investment policies described in its registration statement.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

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[16]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an
Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a
Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of
its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation
Agreement also will include this acknowledgment.

[17]	Applicants believe that an Investing Fund generally will purchase Shares in the secondary market
and will not purchase or redeem Creation Units directly from a Fund. However, the requested relief would
apply to direct sales of Creation Units by a Fund to an Investing Fund and in-kind redemptions of those
Shares.

following conditions:[18]

A.   <u>Exchange-Traded Fund Relief</u>.

1.   Each Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by a registered investment company and that the acquisition of Shares by investment companies and companies relying on sections 3(c)(1) or 3(c)(7) of the Act is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

2.   As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.   The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund:

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[18]   <u>See</u> note 6, <u>supra</u>.

(a) the prior Business Day's NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

5.   The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter), and (b) calculated on a per Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Shares of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Subadvisory Group, each in the aggregate, becomes a holder of

more than 25 percent of the outstanding Shares of a Fund, it will vote its Shares of the

Fund in the same proportion as the vote of all other holders of the Fund's Shares. This

condition does not apply to the Investing Fund's Subadvisory Group with respect to a

Fund for which the Investing Fund Subadviser or a person controlling, controlled by or

under common control with the Investing Fund Subadviser acts as the investment adviser

within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or

potential investment by the Investing Fund in a Fund to influence the terms of any

services or transactions between the Investing Fund or an Investing Fund Affiliate and

the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company,

including a majority of the independent directors or trustees, will adopt procedures

reasonably designed to assure that the Investing Fund Adviser and any Investing Fund

Subadviser are conducting the investment program of the Investing Management

Company without taking into account any consideration received by the Investing

Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in

connection with any services or transactions.

4.   Once an investment by an Investing Fund in Fund Shares exceeds the limit

in section l2(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the

independent Board members, will determine that any consideration paid by the Fund to

the Investing Fund or an Investing Fund Affiliate in connection with any services or

transactions: (i) is fair and reasonable in relation to the nature and quality of the services

and benefits received by the Fund; (ii) is within the range of consideration that the Fund

would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of the Fund, including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in Fund Shares exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any

modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

      9.   Before investing in Fund Shares in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

12.   No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary